================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   ----------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                BRT REALTY TRUST
                                ----------------
                                (Name of Issuer)



            SHARES OF BENEFICIAL INTEREST, PAR VALUE $3.00 PER SHARE
            --------------------------------------------------------
                         (Title of Class of Securities)



                                   055645 30 3
                      -------------------------------------
                      (Cusip Number of Class of Securities)



                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                          ONE PENN PLAZA -- SUITE 4720
                            NEW YORK, NEW YORK 10119
                           ATTENTION: MR. NELSON OBUS
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                    Copy to:

                               JESSE R. MEER, ESQ.
                         BERLACK, ISRAELS & LIBERMAN LLP
                              120 WEST 45TH STREET
                            NEW YORK, NEW YORK 10035
                                 (212)-704-0100



                                   MAY 8, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this Statement:  [ ]

================================================================================


                              (Page 1 of 10 Pages)

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 055645 30 3                                         Page 2 of 10 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORT PERSON: Wynnefield Partners Small Cap Value, L.P.
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497
    |
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
    |                                                           (b) [ ]
    |
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
    |
    |
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS
    |         WC (SEE ITEM 3)
    |
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED        [ ]
    |  PURSUANT TO ITEMS 2(d) or 2(e)
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         DELAWARE
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |
    SHARES      |     |      352,800
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |      _______
                |     |
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |
    PERSON      |     |      352,800
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |      _______
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |         352,800 shares
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES
    |
--------------------------------------------------------------------------------
13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         4.1%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         PN
--------------------------------------------------------------------------------


                              (Page 2 of 10 Pages)

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 055645 30 3                                         Page 3 of 10 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORT PERSON: Nelson Obus, individually and as joint tenant
    |                         (with Eve E. Coulson)
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
    |                                                           (b) [ ]
    |
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
    |
    |
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS
    |         PF (SEE ITEM 3)
    |
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED        [ ]
    |  PURSUANT TO ITEMS 2(d) or 2(e)
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         UNITED STATED OF AMERICA
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |      _______
    SHARES      |     |
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |      50,700
                |     |
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |      _______
    PERSON      |     |
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |      50,700
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |         40,900 shares (Nelson Obus);
    |          9,800 shares (Nelson Obus and Eve E. Coulson, Mr. Obus' spouse)
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES
    |
--------------------------------------------------------------------------------
13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         .59%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         IN
--------------------------------------------------------------------------------


                              (Page 3 of 10 Pages)

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 055645 30 3                                         Page 4 of 10 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORT PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd.
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
    |
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
    |                                                           (b) [ ]
    |
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
    |
    |
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS
    |         WC (SEE ITEM 3)
    |
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED        [ ]
    |  PURSUANT TO ITEMS 2(d) or 2(e)
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         CAYMAN ISLANDS
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |      30,000
    SHARES      |     |
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |      _______
                |     |
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |      30,000
    PERSON      |     |
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |      _______
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |         30,000 shares
    |
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES
    |
--------------------------------------------------------------------------------
13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         .35%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON
    |
    |         CO
--------------------------------------------------------------------------------


                              (Page 4 of 10 Pages)

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to shares of beneficial interest, $3.00 par value per share (the "Shares"), of BRT Realty Trust, a Massachusetts business trust (the "Issuer"). The principal executive offices of the Issuer are located at 60 Cutter Hill Road, Great Neck, New York 11021.


ITEM 2. IDENTITY AND BACKGROUND.

     (a),(b),(c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. ("Wynnefield Partners"), Nelson Obus, individually ("Mr. Obus") and with Eve E. Coulson, as joint tenants ("Joint Tenants"), and Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund").

     Mr. Obus' present principal employment is general partner of Wynnefield Partners, a private investment company organized as a limited partnership under the laws of the State of Delaware. Mr. Obus is also the President of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Joshua H. Landes ("Mr. Landes") is also a general partner of Wynnefield Partners and an officer of Wynnefield Capital, Inc. Mr. Obus and Mr. Landes are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes, Wynnefield Partners, and the Fund is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, Wynnefield Partners, nor the Fund has been (i) convicted in a criminal proceeding (excluding traffic violations


                             (Page 5 of 10 Pages)
or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Obus purchased individually 40,900 Shares, and in joint tenancy with Eve E. Coulson, his spouse, 9,800 Shares, for a total consideration of $193,287. Mr. Obus and the Joint Tenants paid for such Shares from their personal funds.

     Wynnefield Partners purchased directly 352,800 Shares for a total consideration of $1,546,901, and the Fund purchased directly 30,000 Shares for a total consideration of $196,525. Such Shares were paid for from the working capital of each of Wynnefield Partners and the Fund, each of which maintains an investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

ITEM 4. PURPOSES OF TRANSACTION.

     Mr. Obus, individually and together with his wife as Joint Tenants, Wynnefield Partners and the Fund acquired the Shares reported in Item 5 below for investment purposes. They


                             (Page 6 of 10 Pages)
view the Shares as an attractive investment opportunity at this time in view of recent management changes in the Issuer of which they approve and in recognition of an increased willingness by the Issuer's management to be responsive to the concerns of public shareholders.

     Mr. Obus, the Joint Tenants, Wynnefield Partners, and the Fund intend to review their investments in the Issuer on a continuing basis, and each of them reserves the right to acquire additional Shares in the open market or in privately negotiated transactions or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things, the availability of Shares for purchase at satisfactory price levels; the continuing evaluation of the Issuer's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; and other future developments.

     Except as set forth above, neither Mr. Obus, the Joint Tenants, Wynnefield Partners, nor the Fund has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on the date hereof, Mr. Obus (individually and together with his spouse in joint tenancy), Wynnefield Partners and the Fund had direct beneficial ownership of a total of 433,500 Shares, the separate ownership of which is set forth in pages 2,3, and 4 of this Statement. Mr.


                             (Page 7 of 10 Pages)

Obus, by virtue of his ownership of Shares in joint tenancy with his spouse may be deemed to have direct beneficial ownership of all the Shares owned in joint tenancy with his spouse. Mr. Obus and Mr. Landes by virtue of their status as general partners of Wynnefield Partners and their status as officers of the Fund's investment manager may be deemed to have indirect beneficial ownership of the Shares owned by Wynnefield Partners and the Fund. The Shares owned by the Joint Tenants, Wynnefield Partners and the Fund aggregate 433,500 Shares, or approximately 5.04% of the outstanding Shares of the Issuer, based on the 8,601,217 Shares reported as outstanding on March 31, 1997 in the Issuer's Quarterly Report on Form 10Q.

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares owned by Wynnefield Partners and the Fund and disclaim membership in any "group" with any of the foregoing investors with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) In addition to the power of each beneficial owner to vote, or to direct the vote and the power to dispose and to direct the disposition of the Shares beneficially owned by each such owner, Mr. Obus and Mr. Landes, by virtue of their status as general partners of Wynnefield Partners and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the 382,800 Shares owned by Wynnefield Partners and the Fund.


                              (Page 8 of 10 Pages)

     (c) During 1997, Wynnefield Partners purchased 2,100 Shares on March 7, 1997 for a consideration of $14,301, 1,200 Shares on May 6, 1997 for a consideration of $8,310, and 4,100 Shares on May 8, 1997 for a consideration of $28,433. In addition, the Fund purchased 30,000 Shares on January 3, 1997 for a consideration of $196,525.

     (d) Each of the beneficial owners of the Shares covered by this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

     None of Mr. Obus, the Joint Tenants, Wynnefield Partners, or the Fund has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.


                             (Page 9 of 10 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated May 16, 1997

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.


                                      By: /s/ NELSON OBUS
                                          --------------------------------------
                                          Nelson Obus, General Partner



                                          /s/ NELSON OBUS
                                          --------------------------------------
                                          Nelson Obus on behalf of himself and
                                          with Eve E. Coulson, as Joint Tenants




                                  WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                      By: Wynnefield Capital, Inc.



                                          /s/ NELSON OBUS
                                          --------------------------------------
                                          Nelson Obus, President



                              (Page 10 of 10 Pages)